51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Kelso Technologies Inc. (the “Company”)
13966 18B Avenue
Surrey, B.C. V4A 8J1

Item 2 Date of Material Change

November 15, 2016

Item 3 News Release

A press release announcing the material change referred to in this report was disseminated on November 15, 2016 through Marketwired and filed on SEDAR and EDGAR.

Item 4 Summary of Material Change

Kelso Technologies Inc. (“Kelso” or the “Company”) reports that it has entered an exclusive Technology Development Agreement (“Agreement”) with G & J Technologies Inc. (“G & J”), a private company incorporated in the Province of British Columbia.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change:

The Agreement focuses on the development, commercialization and production of proprietary products used in heavy-duty, high-performance extreme terrain vehicles (ETVS). The Agreement gives Kelso the worldwide, perpetual, exclusive rights to develop with G & J a new generation of patented technologies that enhance the capabilities of ETVS. The Agreement gives Kelso the right to patent, market, manufacture, distribute and license all specialized technologies covered under the Agreement. Kelso plans to utilize these technologies to create ETVS components that can generate multi-million dollar revenue streams.

G&J represents a highly skilled inventor and expert with 30 years of experience developing new technologies for extreme terrain motor vehicles. Due to competitive sensitivities, the Company will not release details of the inventor or the eight technology areas covered by the Agreement until patent applications are filed. The Company will control all resulting patents used in commercial products.

Prototype vehicles featuring the technologies have been conceived, built and tested by members of G & J in extreme environments for the past decade. Production planning has commenced at the Company’s production facilities in Bonham, Texas and sales are expected to commence in 2017. New revenues are expected to be derived from customers requiring heavy duty ETVS performance technologies in applications in the military; railroad; police & border patrol; first responders; mining, forestry, oil, gas and electric transmission; and recreational applications.

In consideration for the Agreement Kelso will pay G & J a fee of US$100,000 and 1,000,000 common shares of the Company that is scheduled to be released over four key milestones under the Agreement. In addition Kelso will pay US$10,000 per month to G & J and a 2.5% royalty on a pre-approved sales formula. All required capital, development and production resources for the near term are already in place and the Company will not have to raise any additional capital at this time.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7 Omitted Information

None

Item 8 Executive Officer

James R. Bond, CEO and President, 250-764-3618

Item 9 Date of Report

November 15, 2016

Kelso Technologies Inc.
Material Change Report
November 15, 2016